

September 20, 2021

Raul Jacob
Chief Financial Officer
Southern Copper Corporation
1440 East Missouri Avenue
Suite 160
Phoenix, AZ 85014

> **Re: Southern Copper Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-14066**

Dear Mr. Jacob:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

1. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   - decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   - increased demand for goods that result in lower emissions than competing products;
   - increased competition to develop innovative new products that result in lower emissions; and
   - any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

2. If material, disclose the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

3. Disclose with specificity the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational burdens, market trends that may

alter business opportunities, credit risks, or technological changes. In this regard, we note that the CSR report provided by your parent, Grupo México S.A.B. de C.V, discusses how it expects to respond to the challenges of climate change and what operational and technological measures it intends to undertake to reduce its carbon footprint. Please tell us what consideration you gave to providing this type of disclosure in your SEC filing.

4. Quantify any material increased compliance costs related to climate change.

5. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner (Office Chief) at (202) 551-3489 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation